SECRETARY OF STATE

STATE OF NEVADA

DOMESTIC CORPORATION (78) CHARTER

I, FRANCISCO V. AGUILAR, the duly qualified and elected Nevada Secretary of State, do hereby certify that **Rad Life Mobility, Inc.** did, on 02/09/2026, file in this office the original ARTICLES OF INCORPORATION-FOR-PROFIT that said document is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said document contains all the provisions required by the law of the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 02/10/2026.

FRANCISCO V. AGUILAR
Secretary of State

Certificate
Number: B202602106479454
You may verify this certificate
online at https://www.nvsilverflume.gov/home

Filed in the Office of	Business Number E55118742026-0
FVAguilar	Filing Number 20265511873
Secretary of State State Of Nevada	Filed On 2/9/2026 11:59:00 AM
	Number of Pages 4

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

ABOVE SPACE IS FOR OFFICE USE ONLY

Formation - Profit Corporation

- [X] NRS 78 - Articles of Incorporation Domestic Corporation
- [ ] NRS 80 - Foreign Corporation
- [ ] NRS 89 - Articles of Incorporation Professional Corporation
- [ ] NRS 80 - Foreign Corporation Professional Corporation

☐ 78A Formation - Close Corporation

(Name of Close Corporation MUST appear in the below heading)

Articles of Formation of ______________________ **a close corporation (NRS 78A)**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)

Rad Life Mobility, Inc.

2. Registered Agent for Service of Process: (Check only one box)

[X] Commercial Registered Agent:(name only below) [ ] Noncommercial Registered Agent (name and address below) [ ] Office or Position with Entity (title and address below)

Corporate Creations Network Inc.
Name of Registered Agent OR Title of Office or Position with Entity

Street Address	City	State	Zip Code
112 North Curry Street	Carson City	Nevada	89703

Mailing Address (if different from street address)	City	State	Zip Code
		Nevada	

2a. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.

x Mitchell Garonce Mitchell Garonce, Special Secretary 02/06/2026
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date

3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)

This corporation is a close corporation operating with a board of directors [ ] Yes OR [ ] No

4. Names and Addresses of the Board of Directors/ Trustees or Stockholders

(NRS 78: Board of Directors/ Trustees is required.

NRS 78a: Required if the Close Corporation is governed by a board of directors.

NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)

	Name	Country	Street Address	City	State	Zip/Postal Code
1)	Robert Provost	USA	601 Fairway Drive	Deerfield Beach	FL	89703
2)	Daniel Del Aguila	USA	601 Fairway Drive	Deerfield Beach	FL	89703
3)	James Brown	USA	601 Fairway Drive	Deerfield Beach	FL	89703

5. Jurisdiction of Incorporation: (NRS 80 only)

5a. Jurisdiction of incorporation:

5b. I declare this entity is in good standing in the jurisdiction of its incorporation. [ ]

This form must be accompanied by appropriate fees.

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Formation - Profit Corporation

Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field. Yes ☐
7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See Instructions.)	
8. Authorized Shares: (Number of shares corporation is authorized to issue) NRS 80: Must include copy of the most recently filed in home jurisdiction setting forth the authorized stock of the corporation.)	Please indicate the break down of all corporate shares and the par value. Number of Authorized shares with Par value: Par value: $ Number of Common shares with Par value: 500,000,000 Par value: $0.001 Number of Preferred shares with Par value: 100,000,000 Par value: $0.001 Number of shares with no par value: **Foreign Corporations, NRS 80 only:** ☐ This is a corporation is a unlimited stock corporation ☐ This is a corporation is a non-stock corporation. If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.
9. Name and Signature of: Officer making the statement or Authorized Signer for NRS 80. **Name, Address and Signature of the Incorporator** for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State. Name: Daniel Del Aguila Country: USA Address: 601 Fairway Drive City: Deerfield Beach State: FL Zip/Postal Code: 33441 X [signature] (attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

See Attachment A hereto for Article 8A, 8B, 8C and Article 9 which are incorporated herein by reference.

This form must be accompanied by appropriate fees.

Attachment A

8A. Total Number of Shares of Stock. The total number of shares of all classes of stock which the corporation has authority to issue is six hundred million (600,000,000) consisting of five hundred million (500,000,000) shares of common stock, $.001 par value (the "Common Stock"), and one hundred million (100,000,000) shares of Preferred Stock, $.001 par value (the "Preferred Stock").

8B. Common Stock.

(a) The holders of shares of Common Stock shall be entitled to one vote for each share so held with respect to all matters voted on by the stockholders of the corporation.

(b) Subject to any prior or superior right of the Preferred Stock, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation, after payment shall have been made to the holders of the Preferred Stock of the full amount to which they are entitled, the holders of Common Stock shall be entitled to receive that portion of the remaining funds to be distributed. Such funds shall be paid to the holders of Common Stock on the basis of the number of shares of Common Stock held by each of them.

(c) Dividends may be paid on the Common Stock as and when declared by the Board of Directors.

8C. Preferred Stock.

(a) The Preferred Stock may from time to time be divided into and issued in series. The different series of Preferred Stock shall be established and designated, and the variations in the relative rights and preferences as between the different series shall be fixed and determined, by the Board of Directors as hereinafter provided.

(b) The Board of Directors is hereby expressly authorized, subject to the provisions hereof, to establish series of Preferred Stock and to fix and determine by vote providing for the issuance of such series:

(i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares then outstanding) from time to time by the Board of Directors;

(ii) the dividend rate or rates and preferences, if any, to which the shares of such series shall be entitled, the times at and conditions upon which dividends shall be paid, any limitations, restrictions or conditions on the payment of dividends, and whether dividends shall be cumulative and, if cumulative, the terms upon and dates from which such dividends shall be cumulative, which dates may differ for shares of any one series issued at different times;

(iii) whether or not the shares of such series shall be redeemable, and, if redeemable, the redemption prices which the shares of such series shall be entitled to receive and the terms and manner of redemption;

(iv) the preferences, if any, and the amounts which the shares of such series shall be entitled to receive and all other special or relative rights of the shares of such series, upon any voluntary or involuntary liquidation, dissolution or winding up of, or upon any distribution of the assets of, the corporation;

(v) the obligation, if any, of the corporation to maintain a purchase, retirement or sinking fund for shares of such series and the provisions with respect thereto;

(vi) the terms, if any, upon which the shares of such series shall be convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the corporation, including the price or prices or the rate of conversion or exchange and the terms of adjustments, if any;

(vii) the terms and conditions of the voting rights, if any, of the holders of the shares of such series, including the conditions under which the shares of such series shall vote as a separate class; and

(viii) such other designations, preferences, powers, qualifications and special or relative rights or privileges of such series to the full extent now or hereafter permitted by the laws of the State of Delaware.

9. DIRECTOR AND OFFICER LIABILITY TO THE CORPORATION. The liability of directors and officers of the corporation shall be eliminated or limited to the fullest extent permitted by the Nevada Revised Statutes, as amended from time to time (the "NRS"). If the NRS are amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended from time to time. Any repeal or modification of Article 9 by the stockholders of the corporation entitled to vote thereon shall not adversely affect any right or protection of a director or officer of the corporation existing at the time of such repeal or modification.